UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Daegis Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

233720101

(CUSIP Number)

Gordon A. Davies

Open Text Corporation

275 Frank Tompa Drive

Waterloo, Ontario

Canada N2L OA1

(519) 888-7111

With a copy to:

Neil Whoriskey

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233720101	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,321,922(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,321,922(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,321,922(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.3%(2)
14	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of 3,321,922 Shares (as defined herein) included herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.
(2)	The above calculation is based on 16,388,826 Shares outstanding (as disclosed by the Issuer to the Reporting Person) as of October 6, 2015.

Item 1. Security and Issuer

This Schedule 13D ( “Schedule 13D”) relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Daegis Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 E. Las Colinas Blvd, Suite 1500, Irving, TX 75039.

Item 2. Identity and Background

This Schedule 13D is being filed by Open Text Corporation, a Canadian corporation (the “Reporting Person”). The address of the principal business and principal offices of the Reporting Person is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. The Reporting Person is the world’s largest independent provider of Enterprise Content Management software.

The Reporting Person is the sole stockholder of Open Text Holdings, Inc., a Delaware corporation, which is the sole stockholder of Company D Merger Sub Inc., a Delaware corporation (“Merger Sub”).

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule A hereto and is incorporated herein by reference.

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Person to acquire the Issuer, including the purchase of Shares (as defined below) pursuant to the Merger Agreement described in Item 4 and the Merger (as defined below), is estimated to be approximately $23 million. The Reporting Person will obtain funds from cash on hand and/or cash generated from general corporate activities in the ordinary course of business to fund the Offer Price (as defined below) and the Merger Consideration (as defined in the Merger Agreement).

As a result of the execution of the Tender and Voting Agreement (as defined below), the Reporting Person may be deemed to have acquired beneficial ownership of 3,321,922 Shares (as defined below) to the extent provided therein. The Tender and Voting Agreement was entered into as a condition to the Reporting Person’s and Merger Sub’s willingness to enter into and perform their obligations under the Merger Agreement (as defined below). The Reporting Person and Merger Sub requested that each Stockholder (as defined below) enter into the Tender and Voting Agreement, and each Stockholder agreed to do so in order to induce the Reporting Person and Merger Sub to enter into, and in consideration of their entering into, the Merger Agreement. The Reporting Person did not pay any consideration to the Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the 3,321,922 Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

The information set forth or incorporated by reference in Item 4 is incorporated herein by reference.

Page 3 of 9 Pages

Item 4. Purpose of Transaction

Merger Agreement

On October 8, 2015, the Reporting Person, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, Merger Sub will commence a tender offer (the “Offer”) no later than October 23, 2015 to acquire all outstanding shares of Common Stock (“Shares”), at a purchase price of $0.82 per Share net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes.

The obligation of Merger Sub to consummate the Offer is conditioned upon (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of Shares then outstanding but excluding Shares that are owned as of the date of the commencement of the Offer by the Issuer or any direct or indirect wholly-owned subsidiaries of the Issuer and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the depositary prior to the expiration time of the Offer, (ii) no Company Material Adverse Effect (as defined in the Merger Agreement) having occurred following the date of the Merger Agreement and (iii) the satisfaction of other customary conditions.

As soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or to effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law, Merger Sub will be merged with and into the Issuer (the “Merger”) and the Issuer will be the surviving corporation (the “Surviving Corporation”) and a direct or indirect wholly-owned subsidiary of the Reporting Person.

At the consummation of the Merger, the Issuer is required to deliver to the Reporting Person evidence reasonably satisfactory to the Reporting Person of the resignation of the directors of the Issuer and its subsidiaries (other than directors of the Issuer’s subsidiaries whom the Reporting Person determines shall continue to serve in such capacities following the date and time at which the Merger becomes effective (the “Effective Time”)), effective at the Effective Time. Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of the directors of Merger Sub and the officers of the Surviving Corporation will consist of the Issuer’s officers immediately prior to the Effective Time.

At the Effective time, the certificate of incorporation of the Issuer will be amended in the Merger to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that such certificate of incorporation will be amended to provide the name of the Surviving Corporation will be the name of the Issuer). Also at the Effective Time, the bylaws of Merger Sub will be the bylaws of the Surviving Corporation.

Upon the consummation of the Merger, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Pursuant to Section 12(g)(4) of the Exchange Act, at the Effective Time, the shares of Common Stock will become eligible for deregistration and the Reporting Person will cause the shares of Common Stock to be deregistered. In addition, the Reporting Person will cause the shares of Common Stock to be delisted from the Nasdaq Capital Market, if such shares are not already delisted.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference.

Page 4 of 9 Pages

Tender and Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, on October 8, 2015, Timothy P. Bacci, President and Chief Executive Officer of the Issuer, Susan K. Conner, Chief Financial Officer and Chief Operating Officer of the Issuer, all directors of the Issuer, and an affiliate of Mr. Bacci (each, a “Stockholder” and, collectively the “Stockholders”) entered into the Tender and Voting Agreement (the “Tender and Voting Agreement”) with the Reporting Person and Merger Sub pursuant to which each such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer and to vote against (i) any competing Acquisition Proposal (as defined in the Merger Agreement) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving the Issuer or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Issuer or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or board of directors of the Issuer (other than as directed by the Reporting Person, Merger Sub or any the Reporting Person subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as described in the Merger Agreement) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, the Issuer.

The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement, and (d) any modification to the terms of the Offer for which the Issuer’s consent is required and to which the Issuer has not consented.

As of October 8, 2015, the Stockholders collectively owned a number of Shares equal to approximately 20.3% of the issued and outstanding Shares. In addition, the Stockholders collectively hold (as of October 8, 2015) options (whether vested or unvested) for an aggregate of 1,099,800 Shares. If a Stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

The foregoing description of the Tender and Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender and Voting Agreement which is attached to this Schedule 13D as Exhibit 2 and incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreement have been provided solely to inform investors of their terms. They are not intended to be, and should not be relied upon as, a source of financial, business or operational information about the Issuer, the Reporting Person, Merger Sub or their respective affiliates. The representations and warranties contained in the Merger Agreement and the Tender and Voting Agreement are made only for purposes of the Merger Agreement and the Tender and Voting Agreement, respectively, and are made as of specific dates; are solely for the benefit of their respective parties; may be subject to qualifications and limitations agreed upon by the parties to such agreement in connection with negotiating the terms of such agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement and the Tender and Voting Agreement, as applicable, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties in the Merger Agreement and/or the Tender and Voting Agreement also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule 13D have been negotiated with the principal purpose of establishing the circumstances in which Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 13D, may have changed since the date of the Merger Agreement and the Tender and Voting Agreement and subsequent developments or new information qualifying a representation or warranty may not be included in this Schedule 13D.

Page 5 of 9 Pages

Confidentiality Agreement

Prior to entering into the Merger Agreement, the Issuer and the Reporting Person entered into a Mutual Non-Disclosure Agreement, dated as of August 10, 2015 (as amended, the “Confidentiality Agreement”). As a condition to being furnished confidential information of the Issuer, the Reporting Person agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained provisions that prohibit the Reporting Person, until August 10, 2017, from taking the following actions:

(a)	entering into any discussions, negotiations, agreements, arrangement or understandings (whether written or oral) with any Person (as defined in the Confidentiality Agreement), other than the Issuer and its representatives, regarding the Transaction (as defined in the Confidentiality Agreement);

(b)	directly or indirectly restricting the ability of any other Person to provide financing (debt, equity or otherwise) to any other Person for the Transaction or any similar transaction; or

(c)	disclosing any such confidential information, without the prior written consent of the Issuer, to any actual or potential sources of financing (debt, equity or otherwise) other than to bona fide third party institutional lenders who are or may be engaged to provide debt financing to the Reporting Person or its affiliates.

In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting the Reporting Person, during the one year period commencing on the date of the Confidentiality Agreement, from soliciting for employment any officer, director, or employee of the Issuer or any of its subsidiaries or divisions in an executive or management level position or who is otherwise considered by the Issuer (in its sole discretion) to be a key employee with whom the Reporting Person had contact or became aware of in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, the Reporting Person and Merger Sub must, and must cause their affiliates and representatives to, comply with the Confidentiality Agreement as if a party to the Confidentiality Agreement. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is attached to this Schedule 13D as Exhibit 3 and incorporated herein by reference.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Additional Information

The tender offer described in this Schedule 13D and the exhibits hereto has not yet commenced.

This Schedule 13D is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Reporting Person and its indirect wholly-owned subsidiary, Company D Merger Sub Inc., intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Issuer intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Reporting Person, Company D Merger Sub Inc. and the Issuer intend to mail these documents to the Issuer’s stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents as well as the Reporting Person’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at the Reporting Person’s website at www.opentext.com. The website addresses of the SEC and the Reporting Person are included in this Schedule 13D as an inactive textual reference only. The information contained on these websites is not incorporated by reference in this Schedule 13D and should not be considered to be a part of this Schedule 13D. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 (collect) or (877) 896-3197 (toll-free) or by email at daegis@dfking.com.

Page 6 of 9 Pages

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10 and 11 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosure assumes 16,388,826 Shares outstanding (as disclosed by the Issuer to the Reporting Person) as of October 6, 2015.

Pursuant to Rule 13d-3 of the Act, (i) the Reporting Person may be deemed to beneficially own 3,321,922 Shares, which constitutes approximately 20.3% of the outstanding Shares.

Beneficial ownership of 3,321,922 Shares reported herein by the Reporting Person is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose and such beneficial ownership thereof is expressly disclaimed.

Except as set forth above, the Reporting Person does not beneficially own any Shares, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(c) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, neither the Reporting Person nor any person set forth on Schedule A hereto has effected any transactions in the Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, and except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares disclosed herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions of the Merger Agreement, Tender and Voting Agreement and the Confidentiality Agreement in Item 4 are incorporated herein by reference.

Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person set forth on Schedule A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement and the Tender and Voting Agreement.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger by and among Open Text Corporation, Company D Merger Sub Inc. and Daegis Inc., dated as of October 8, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Daegis Inc. with the Securities and Exchange Commission on October 14, 2015)

2.	Tender and Voting Agreement by and among Open Text Corporation, Company D Merger Sub Inc. and certain stockholders of Daegis Inc., dated as of October 8, 2015

3.	Mutual Non-Disclosure Agreement, dated as of August 10, 2015, by and between Open Text Corporation and Daegis Inc.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015

Open Text Corporation

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies Title: Chief Legal Officer and Corporate Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1.

Name and Address if not Open Text’s	Citizenship	Present Principal Occupation

Mark J. Barrenechea	United States	President and Chief Executive Officer of Open Text

John M. Doolittle	Canada	Chief Financial Officer of Open Text

Gordon A. Davies	Canada	Chief Legal Officer and Corporate Secretary of Open Text

John D. Jamieson	Canada	Chief Information Officer of Open Text

Adam M. Howatson	Canada	Chief Marketing Officer of Open Text

Muhi Majzoub	United States	Senior Vice President of Engineering of Open Text

James McGourlay	Canada	Senior Vice President of Global Technical Services of Open Text

Lisa Zangari	Canada	Chief Human Resources Officer of Open Text

Gary Weiss	United States	Senior Vice President of Cloud Services of Open Text

P. Thomas Jenkins	Canada	Executive Chairman, Chief Strategy Officer and Director of Open Text

Randy Fowlie RDM Corporation 4-608 Weber Street North Waterloo, Ontario N2V 1K4 Canada	Canada	Director of Open Text and President and Chief Executive Officer of RDM Corporation

Gail E. Hamilton	United States	Director of Open Text

Brian J. Jackman	United States	Director of Open Text and President of the Jackman Group Inc.

Stephen J. Sadler Enghouse Systems Limited 80 Tiverton Court, Suite 800 Markham, ON L3R G4 Canada	Canada	Director of Open Text and Chairman and Chief Executive Officer of Enghouse Systems Limited

Michael Slaunwhite	Canada	Director of Open Text and Executive Chairman of Halogen Software Inc.

Katharine B. Stevenson Stevenson Advisory 247 Davenport Road, Suite 303 Toronto, ON M5R 1J9 Canada	Canada & United States	Director of Open Text and Principal of Stevenson Advisory

Deborah Weinstein Labarge Weinstein LLP 515 Legget Drive, Suite 800 Ottawa, Ontario K2K 3G4 Canada	Canada	Director of Open Text and Co-Founder and Partner of LaBarge Weinstein LLP